EXHIBIT 99.1

UMEWORLD LIMITED
INTERIM CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31, 2013 AND SEPTEMBER 30, 2013
(Unaudited)
(All amounts in US Dollars)

	December 31,	September 30,
	2013	2013
CURRENT ASSETS	(Unaudited)	(Audited)

Cash and Cash Equivalents	$1,128,393	$1,249,984
Accounts Receivable	64,344	162,539
Deposit	9,795	9,735
Prepayment	15,465	16,179
TOTAL CURRENT ASSETS	1,217,997	1,438,437
NON-CURRENT ASSETS
Property, plant and equipment, net	19,437	20,518
Loan Receivables	200,000	0
Deferred Charges	531,454	544,080
TOTAL NON-CURRENT ASSETS	750,891	564,598
TOTAL ASSETS	1,968,888	2,003,035
CURRENT LIABILITIES
Accounts Payable and Accrued Liabilities	326,895	335,901
Unearned Revenue	410,447	407,937
TOTAL CURRENT LIABILITIES	737,342	743,838
NON-CURRENT LIABILITIES
Notes Payable (Note 3)	1,141,972	941,616
TOTAL LIABILITIES	1,879,314	1,685,454

STOCKHOLDERS’ DEFICIENCY
Common Stock: $ 0.0001 par value,
Authorized: 250,000,000 shares; Issued and outstanding
September 30, 2013; December 31, 2013 - 89,036,000 (Notes 5-7)	8,904	8,904
Additional paid-in capital	22,043,516	22,043,516
Deficit	(21,136,917)	(21,904,789)
Accumulated Other Comprehensive Loss	(1,869)	(2,041)
Non-controlling Interest	175,940	171,991
TOTAL STOCKHOLDERS’ EQUITY/ (DEFICIENCY)	89,574	317,581
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY/DEFICIENCY	$1,968,888	$2,003,035

UMEWORLD LIMITED
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
FOR THE THREE MONTHS ENDED DECEMBER 31, 2013 AND 2012
(UNAUDITED)
(All amounts in US Dollars)

	3 months ended December 31, 2013	3 months ended December 31, 2012
	(Unaudited)	(Unaudited)

License Fees and Royalties	$0	$370,329
Other Income
Total Revenues	$0	$370,329
General and Administrative Expenses	218,155	96,757
Depreciation	1,204	0
Gain/(Loss) from Operations	(219,359)	273,572
OTHER INCOME
Other Income	13,365	3,531
Interest Income	159	444
OTHER EXPENSES
Interest Expense, net	22,387	24,395
Gain/(Loss) before Income Taxes	(228,222)	253,152
Income Tax	-	-
Net Gain/(Loss)	(228,222)	253,152
Net Income/(Loss) attributable to Non-controlling interests	(3,906)	(3,908)
Net Gain/(Loss) attributable toUMeWorld Stockholders	(232,128)	249,244
Comprehensive Loss
Net Gain/(Loss)	(232,128)	253,152
Translation Adjustment	(215)	5,053
Comprehensive Gain/(Loss)	(232,343)	258,205
Less: Comprehensive Loss Attributable to Non-Controlling Interests	(43)	(1,011)
Comprehensive Gain/(Loss) Attributable to UMeWorld Stockholders	(232,386)	257,194
Per Share Data
Net Loss Per Share, basic and diluted	$0.0026	$0.0029
Weighted Average Number of Common Shares Outstanding	89,036,000	89,036,000

UMEWORLD LIMITED
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIENCY
AS OF DECEMBER 31, 2013 AND SEPTEMBER 30, 2013
(UNAUDITED)
(All amounts in US Dollars)

				Accumulated		Total
	Common Stock		Additional	Other Com-		AlphaRx Inc.	Non-
	Number of		Paid in	prehensive		Stockholders’	controlling	Total Gain/
	Shares	Amount	Capital	Loss	(Deficiency)	Deficiency	Interest	(Deficiency)

Balance as ofSeptember 30, 2012	89,036,000	$8904	$38,568,360	$(5,518)	$(19,122,924)	$19,448,822	$155,502	$19,604,324
Foreign Currency Translation				3,477		3,477	869	4,346
Non-controlling interest							15,620	15,620
Net Loss for the period					(19,658,287)	(19,658,287)		(19,658,287)
Completion of VIE			162,655			162,655		162,655
Redomicile to BVI			(16,687,499)		16,876,422	188,923		188,923
Balance as of September 30, 2013	89,036,000	$8,904	$22,043,516	$(2,041)	$(21,904,789)	$145,590	$171,991	$317,581
Foreign Currency Translation				172		172	43	215
Non-controlling interest							3,906	3,906
Net Gain/(Loss) for the period					(232,128)	(232,128)		(232,128)
Balance as of December 31, 2013	89,036,000	$8,904	$22,043,516	$(1,869)	$(22,136,917)	$(86,366)	$175,940	$89,574

UMEWORLD LIMITED
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED DECEMBER 31, 2013 AND 2012
(UNAUDITED)
(All amounts in US Dollars)

	3 months ended December 31, 2013	3 months ended December 31, 2012
CASH FLOWS FROM OPERATING ACTIVITIES
Net Gain/(Loss)	$(228,222)	$253,152
Adjustments to reconcile net income/(loss) to net cash used in operating activities:
Depreciation and amortization	1,204
Deposit	(60)
Machinery & Equipment written off	0	0
Non-Controlling Interest	3,949	1,145
Changes in assets and liabilities:
Deferred Charges	12,626
Decrease/(Increase) in prepayment	714	(4,262)
Decrease/(Increase) in accounts receivable	90,207	(150,474)
Decrease/(Increase) in loan receivable	(200,000)	(12,821)
(Decrease)/Increase in accounts payable and accrued liabilities	(6,496)	22,215
(Decrease)/Increase in accrued interest on notes payable	9,172	4,470

NET CASH PROVIDED BY/USED IN OPERATING ACTIVITIES	(316,906)	113,425

CASH FLOWS FROM INVESTING ACTIVITIES
Sold of Machinery & Equipment	0	0
NET CASH PROVIDED BY INVESTING ACTIVITIES	0	0

CASH FLOWS FROM FINANCING ACTIVITIES

Issuance / (cancellation) of Common Stock	0	0
Issuance (repayment) of Notes Payable, net	191,183	(67,395)

NET CASH PROVIDED BY FINANCING ACTIVITIES	191,183	(67,395)
Effect of exchange rate changes on cash and cash equivalents	4,132	5,369
NET (DECREASE)/INCREASE IN CASH	(121,591)	51,399

CASH, and cash equivalents, beginning of period	1,249,984	4,342

CASH, and cash equivalents, end of period	$1,128,393	$55,741

SUPPLEMENTARY INFORMATION
Taxes Paid	$0	$0
Interest Paid	$0	$11,683